SC 13D/A delcath_13da8.htm SC 13D/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Delcath Systems, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

24661P807

(CUSIP Number)

1633 Broadway,22nd Floor, Suite C, New York, NY 10019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24661P807	13D/A	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
8.

SHARED VOTING POWER

459,315 shares of Common Stock

1,090,121 shares of Common Stock issuable upon conversion of 10,901 preferred stock (see Item 3) [1]

2,512,751 shares of Common Stock issuable upon exercise of warrants (see Item 3)

206,418 shares of Common Stock issuable upon conversion of convertible debt (see Item 3)

	9.	SOLE DISPOSITIVE POWER 0
10.

SHARED DISPOSITIVE POWER

459,315 shares of Common Stock

1,090,121 shares of Common Stock issuable upon conversion of 10,901 preferred stock (see Item 3)

2,512,751 shares of Common Stock issuable upon exercise of warrants (see Item 3)

206,418 shares of Common Stock issuable upon conversion of convertible debt (see Item 3)

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

459,315 shares of Common Stock

1,090,121shares of Common Stock issuable upon conversion of 10,901 preferred stock (see Item 3)

2,512,751 shares of Common Stock issuable upon exercise of warrants (see Item 3)

206,418 shares of Common Stock issuable upon conversion of convertible debt (see Item 3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) CO

1 As more fully described in Item 3, the shares of Preferred Stock and Warrants are subject to a 9.99% blocker, and the percentage set forth in row (13) gives effect to such blockers. However, as more fully described in Item 3, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 24661P807	13D/A	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Salamon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 55,315 shares of Common Stock
8.

SHARED VOTING POWER

400,000 shares of Common Stock
1,090,121 shares of Common Stock issuable upon conversion of 10,901 preferred stock (see Item 3) [1]

2,512,751 shares of Common Stock issuable upon exercise of warrants (see Item 3)

206,418 shares of Common Stock issuable upon conversion of convertible debt (see Item 3)

	9.	SOLE DISPOSITIVE POWER 55,315 shares of Common Stock
10.

SHARED DISPOSITIVE POWER

400,000 shares of Common Stock

1,090,121shares of Common Stock issuable upon conversion of 10,901 preferred stock (see Item 3) [1]

2,512,751 shares of Common Stock issuable upon exercise of warrants (see Item 3)

206,418 shares of Common Stock issuable upon conversion of convertible debt (see Item 3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 24661P807	13D/A	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gil Aharon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,000 shares of Common Stock
8.

SHARED VOTING POWER

400,000 shares of Common Stock

1,090,121shares of Common Stock issuable upon conversion of 10,901 preferred stock (see Item 3) [1]

2,512,751 shares of Common Stock issuable upon exercise of warrants (see Item 3)

206,418 shares of Common Stock issuable upon conversion of convertible debt (see Item 3)

	9.	SOLE DISPOSITIVE POWER 4,000 shares of Common Stock
10.

SHARED DISPOSITIVE POWER

400,000 shares of Common Stock
1,090,121shares of Common Stock issuable upon conversion of 10,901 preferred stock (see Item 3) [1]

2,512,751 shares of Common Stock issuable upon exercise of warrants (see Item 3)

206,418 shares of Common Stock issuable upon conversion of convertible debt (see Item 3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 24661P807	13D/A	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Master Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 701,500 shares of Common Stock issuable upon conversion of 7,015 preferred stock (see Item 5)[1] 1,059,489 shares of Common Stock issuable upon exercise of warrants (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 701,500 shares of Common Stock issuable upon conversion of 7,015 preferred stock (see Item 5)[1] 1,059,489 shares of Common Stock issuable upon exercise of warrants (see Item 5)

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

701,500 shares of Common Stock issuable upon conversion of 7,015 preferred stock (see Item 5) [1]

1,059,489 shares of Common Stock issuable upon exercise of warrants (see Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 24661P807	13D/A	Page 6 of 8 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). Rosalind Advisors, Inc., Rosalind Opportunities Fund I L.P., and Rosalind Master Fund L.P. previously jointly filed a statement on Schedule 13G pursuant to Rule 13d-1(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of a change in purpose, the Reporting Persons (as hereinafter defined) are transitioning to a Schedule 13D.

Item 1.  Security and Issuer.

(a)	This statement relates to the Preferred Stock (the “Shares”) of Delcath Systems, Inc., a Delaware corporation (the "Company").

(b)	Address of Issuer’s Principal Executive Offices: 1633 Broadway 22nd Floor, Suite C New York, NY 10019

Item 2.  Identity and Background.

(a)

This statement is filed by:

(i)Rosalind Advisors, Inc. (“Advisor” to ROFI & RMF)

(ii)Steven Salamon (“President” and portfolio manager of the Advisor)

(iii)Gil Aharon (“Secretary” and portfolio manager of the Advisor)

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)

Address of the Principal Office or, if none, residence

Rosalind Advisors, Inc.

175 Bloor Street East

Suite 1316, North Tower

Toronto, Ontario

M4W 3R8 Canada

Steven Salamon

175 Bloor Street East

Suite 1316, North Tower

Toronto, Ontario

M4W 3R8 Canada

Gil Aharon

175 Bloor Street East

Suite 1316, North Tower

Toronto, Ontario

M4W 3R8 Canada

CUSIP No. 24661P807	13D/A	Page 7 of 8 Pages

(c)

The principal business of Rosalind Advisors, Inc. is to operate as an investment advisory firm and to make public equity investments. The principal occupation of Mr. Salamon is serving as the Portfolio Manager and President of Rosalind Advisors, Inc., which advises ROFI & RMF.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Salamon is a citizen of Canada, resident in Ontario

Item 3.  Interest in Securities of the Issuer.

 Amount beneficially owned:

The information as of the date of the event which requires filing of this statement required by Items 5(a) – (c) is set forth in Rows 7 – 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  The percentage set forth in Row 13 of the cover page for each Reporting Person is based on 7,906,728 shares of Common Stock issued and outstanding as of March 31, 2022, as represented in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2022, and assumes the exercise of the Company's reported warrants (the "Reported Warrants") and the conversion of the Company’s reported preferred stock (the “Reported Preferred Stock”), subject to the Blockers (as defined below).

Pursuant to the terms of (i) the certificate of designations containing the terms of the Reported Preferred Stock, the Reporting Persons cannot convert the Reported Preferred Stock to the extent the Reporting Persons would beneficially own, after any such conversion, more than 9.99% of the outstanding shares of Common Stock (the "Preferred Stock Blockers") and (ii) the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the "Warrant Blockers" and collectively with the Preferred Stock Blockers, the "Blockers"), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers.  Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Reported Preferred Stock or any of the Reported Warrants due to the Blockers.

Rosalind Advisors, Inc. is the investment advisor to ROFI and RMF and may be deemed to be the beneficial owner of shares held by ROFI and RMF.  Steven Salamon is the portfolio manager of the Advisor and may be deemed to be the beneficial owner of shares of Preferred Stock held, and underlying the Reported Warrants (subject to the Warrant Blockers) held by, RMF.  Notwithstanding the foregoing, the Advisor and Mr. Salamon disclaim beneficial ownership of any such shares.

Item 4.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

CUSIP No. 24661P807	13D/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROSALIND

Steven Salamon Signature

Steven Salamon/President, Rosalind Advisors, Inc. Name/Title

12/21/2022 Date

Exhibit A

Joint Filing Agreement

The undersigned hereby agree that this Statement on Schedule 13G/A with respect to the beneficial ownership of shares of Common Stock of Delcath Systems, Inc. is filed jointly, on behalf of each of them.

Rosalind Advisors, Inc.

By: _____________________________

Name: Steven Salamon

Title: President

Rosalind Master Fund L.P.

By: _____________________________

Name: Mike McDonald

Title: Director, Rosalind (Cayman) Ltd. (as General Partner to Rosalind Master Fund)

By: _____________________________

Name: Steven Salamon